MOLECULAR INSIGHT PHARMACEUTICALS, INC.

160 Second Street

Cambridge, Massachusetts 02142

October 29, 2009

VIA EDGAR AND FEDERAL EXPRESS

Jeffrey P. Riedler, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Mail Stop 4720

Re:	Molecular Insight Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Schedule 14A
File Number: 001-33284

Dear Mr. Riedler:

We are in receipt of your letter dated September 21, 2009, containing the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Form 10-K of Molecular Insight Pharmaceuticals, Inc. (the “Company”) for the Fiscal Year Ended December 31, 2008 and Schedule 14A.

On September 30, 2009, we sent you a letter via EDGAR requesting that our response time be extended to October 30, 2009.

Set forth below are our responses to the comments of the Staff. For your convenience, the full text of each of the Staff’s comments is set forth below, and the Company’s response to each comment directly follows the applicable text.

Form 10-K

Business

Patents and Proprietary Rights, page 10

1.	Please provide proposed disclosure to be included in your next Form 10-K which expands your discussion to identify which patents are related to which product families, the range of expiration dates of those patents, and the same details about your in-licensed patents.

Jeffrey P. Riedler, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

October 29, 2009

Response

In response to the Staff’s comments, we are providing to the Staff the following draft narrative disclosure, which expands our discussion of our patents, owned and in-licensed, to include identification of which patents are related to which product families and the range of expiration dates of those patents. The draft disclosure will be included in the section of “Patents and Proprietary Rights” under “Item 1. Business” of the Company’s annual report on Form 10-K for the Fiscal Year ended December 31, 2009 (the “2009 Annual Report”). The draft disclosure is subject to update and modification to reflect any changes to the status of patents or patent applications as of December 31, 2009. We confirm, however, that the actual disclosure in the 2009 Annual Report will include disclosure substantially similar to the draft narrative.

As of December 31, 2009, we had 12 issued U.S. Patents, 17 U.S. Pending Patent Applications, 28 Granted Foreign Patents, and 43 Pending Foreign Patent Applications, that have been nationalized in various countries. Additionally, we have obtained licenses from third parties for the patent rights to U.S. and foreign patents and patent applications to make, use, sell and import certain proprietary technologies and compounds. Patent rights for in-licensed technologies are not included in the above totals. While our patents and patent applications may be important for certain aspects of our business, such as those related to specific product candidates such as BMIPP derivatives whose patents and applications expire between 2016 and 2023, we believe that our success also depends upon innovation, technical expertise, and responsiveness to the medical needs of an aging patient population. While our patented technology may delay or deter a competitor in offering a competing product, we believe our technical capability could allow us to obtain limited market exclusivity in the United States under the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, and abroad through similar legislation. Patents owned or in-licensed by us that we consider important to our business include the following:

Molecular Imaging Pharmaceutical Product Candidates

Zemiva - We own patents directed to specific stereoisomers of Zemiva and the use of these stereoisomers as imaging agents (Table 1). All patents in this family are set to expire in November 2016. We are also pursuing three additional patent families (in the United States and internationally) to provide up to 18 years of new patent-based exclusivity for certain aspects of BMIPP and BMIPP-derivative compositions and their uses, with the patent and patent applications expiring generally in 2023.

TABLE 1

Stereoisomers of Fatty Acid Analogs for Diagnostic Imaging

Country	Status	Appl. Date	Appl. No.	Patent No.
EPO	Granted	11/25/1996	96941503.3	0869821
United Kingdom	Granted	11/25/1996	96941503.3	0869821
Spain	Granted	11/25/1996	96941503.3	0869821
Netherlands	Granted	11/25/1996	96941503.3	0869821
Italy	Granted	11/25/1996	96941503.3	0869821
Germany	Granted	11/25/1996	96941503.3	P69636881.1
France	Granted	11/25/1996	96941503.3	0869821
EPO	Pending	11/25/1996	06025944.7

Jeffrey P. Riedler, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

October 29, 2009

TABLE 1

Stereoisomers of Fatty Acid Analogs for Diagnostic Imaging

Country	Status	Appl. Date	Appl. No.	Patent No.
Hong Kong	Pending	11/25/1996	07110322.1
Hong Kong	Granted	11/25/1996	99101613.7	HK1016494
Canada	Granted	11/25/1996	2238860	2238860
Japan	Granted	11/25/1996	09-520669	4272259
Japan	Pending	11/25/1996	2008-006447
U.S.A.	Granted	05/5/2003	10/429416	7005119
U.S.A.	Granted	11/16/2005	11/274505	7314609
U.S.A.	Pending	4/2/2008	12/061528

Trofex - We own patent applications related to the composition and methods of use for MIP-1072 and MIP-1095 (Table 2). No application has been granted. Should any rights be granted in these applications, they would expire in November 2027.

TABLE 2

Heterodimers of Glutamic Acid

Country	Status	Appl. Date	Appl. No.
U.S.A.	Pending	11/7/2007	11/936,659
Taiwan	Pending	11/7/2007	96142019
Australia	Pending	11/7/2007	2007316391
Brazil	Pending	11/7/2007	PI0718700-9
Canada	Pending	11/7/2007	2669127
China	Pending	11/7/2007	200780049490.2
EPO	Pending	11/7/2007	07844938.6
India	Pending	11/7/2007	1787/KOLNP/2009
Japan	Pending	11/7/2007	2009-536459

Molecular Radiotherapeutic Oncology Product Candidates

Azedra - We have in-licensed patents and a pending application from The University of Western Ontario that relate to the precursor material, UltratraceTM benzyl guanidine, a process of preparing the precursor material, and Ultratrace™ technology used to produce Azedra (Table 3). These patents are set to expire in October 2018. The pending US application in the family has recently received a Notice of Allowance.

TABLE 3

Preparation of Radiolabelled Haloaromatics Via Polymer-Bound Intermediates

Country	Appl. Date	Patent No./ Application Serial No.
Canada	10/2/1998	2345710
U.S.A.	8/20/2002	7273601
U.S.A.	7/18/2000	6461585
U.S.A.	9/5/2007	11/850,306

Jeffrey P. Riedler, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

October 29, 2009

Onalta - We have in-licensed certain patents and patent applications from Novartis Pharma AG and Mallinckrodt relating to certain aspects of Onalta. Tables 4-6 summarize the patents and patent application in-licensed from Novartis Pharma AG. Table 7 summarizes the patents and patent application in-licensed from Mallinckrodt. The patents summarized in Tables 4-7 will expire between November 2009 and September 2017.

TABLE 4

Somatostatin Peptides for In Vivo Imaging of Somatostatin Receptor Positive Tumors and Metastasis

Country	Appl. Date	Patent No.
Australia	12/4/1989	633859
Austria	11/30/1989	403476
Belgium	12/5/1989	1002296
Canada	12/4/1989	2004532
Cyprus	8/30/1996	1893
Denmark	12/5/1989	175338
Finland	12/04/1989	101967
Finland	12/4/1989	102540
France	12/4/1989	8915993
Germany	11/30/1989	3991505
Great Britain	12/1/1989	2225579
Greece	12/4/1989	1002475
Hong Kong	12/21/1995	1899/95
Hungary	6/15/1995	211468
Ireland	12/4/1989	62091
Israel	12/4/1989	92534
Italy	12/6/1989	1239285
Japan	8/4/1997	3686503
Japan	12/4/1989	2726320
Korea-South	12/4/1989	156541
Luxemburg	12/5/1989	87633
Malaysia	3/13/1990	106120
Netherlands	12/4/1989	194828
New Zealand	12/4/1989	231623
Nigeria	12/5/1989	10732
Pakistan	12/5/1989	132014
Philippines	5/7/1993	29649
Poland	12/4/1989	163432
Portugal	12/4/1989	92487
Singapore	12/1/1989	38709
South Africa	12/5/1989	89/9285
Spain	12/5/1989	2023533
Sweden	12/4/1989	8904087-7
Switzerland	11/30/1989	678329-6
Tanganyika	12/1/1989	2533
Trinidada + Tobago	12/1/1989	78/95
USA	6/6/1995	5753627
USA	6/6/1995	5776894

Jeffrey P. Riedler, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

October 29, 2009

TABLE 5

Therapeutic Use of Somatostatin Peptides

Country	Appl. Date	Patent No.
Belgium	2/19/1991	1004645
France	2/18/1991	9101993
Germany*
Great Britain	2/18/1991	2241167
Hong Kong	4/10/1997	43497
Italy	2/19/1991	1244496
Japan	2/21/1991	3288055
Switzerland	2/19/1991	683318-4
USA	6/13/1994	6123916
* Germany: patent application still pending. Filing number: P4104308.1

TABLE 6

Chelated Peptides, Complexes Thereof Pharmaceutical Compositions Containing Them and Their Use as Radiopharmaceuticals

Country	Status	Appl. Date	Appl. No.	Patent No.
Argentina	Granted	9/5/1995	333413	AR256010M
Australia	Granted	9/4/1995	30414/95	703057
Austria	Granted	9/4/1995	95810545.4	714911
Belgium	Granted	9/4/1995	95810545.4	714911
Brazil	Granted	9/5/1995	PI9503936-8	PI9503936-8
Canada	Pending	9/5/1995	2157530
Chile	Granted	9/5/1995	1351/95	40732
China	Granted	9/5/1995	115610/95	ZL95115610.1
Colombia	Granted	9/5/1995	95040393	27134
Czech Republic	Granted	9/4/1995	PV1995-2263	287012
Denmark	Granted	9/4/1995	95810545.4	714911
Ecuador	Granted	9/5/1995	SP 95-1528	PI 97-1158
Europe	Granted	9/4/1995	95810545.4	714911
Finland	Granted	9/4/1995	4147/95	117424
France	Granted	9/4/1995	95810545.4	714911
Germany	Granted	9/4/1995	69520256.1	714911
Great Britain	Granted	9/4/1995	95810545.4	714911
Greece	Granted	9/4/1995	95810545.4	714911
Hungary	Granted	9/4/1995	2577/95	218284
India	Pending	8/24/1995	1092/MAS/95
Ireland	Granted	9/4/1995	95810545.4	714911
Israel	Granted	9/4/1995	115154	115154
Italy	Granted	9/4/1995	95810545.4	714911
Japan	Granted	9/5/1995	227906/95	3054346
Korea-South	Granted	9/5/1995	28905/95	364111
Luxemburg	Granted	9/4/1995	95810545.4	714911
Malaysia	Pending	9/5/1995	PI95002626
Mexico	Granted	9/4/1995	9503785	195731
Netherlands	Granted	9/4/1995	95810545.4	714911

Jeffrey P. Riedler, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

October 29, 2009

TABLE 6

Chelated Peptides, Complexes Thereof Pharmaceutical Compositions Containing Them and Their Use as Radiopharmaceuticals

Country	Status	Appl. Date	Appl. No.	Patent No.
New Zealand	Granted	9/4/1995	272919	272919
Norway	Granted	9/4/1995	19953457	316569
Pakistan	Granted	9/3/1995	467/95	134791
Peru	Granted	9/4/1995	277844	001736
Philippines	Granted	9/4/1995	51237	1-1995-51237
Poland	Granted	9/4/1995	P310274	182434
Portugal	Granted	9/4/1995	95810545.4	714911
Russia	Granted	9/4/1995	95114740	2156774
Singapore	Granted	9/4/1995	9501282-9	50356
Slovak Republic	Granted	9/4/1995	1088/95	283774
Slovenia	Granted	9/4/1995	P9530491	714911
South Africa	Granted	9/6/1995	95/7475	7475/95
Spain	Granted	9/4/1995	95810545.4	714911
Sweden	Granted	9/4/1995	95810545.4	714911
Switzerland	Granted	9/4/1995	95810545.4	714911
Taiwan	Granted	9/8/1995	84-109395	114095
Thailand	Granted	9/4/1995	27824/95	11623
Turkey	Granted	9/6/1995	1094/95	TR199501094B
USA	Granted	6/5/2000	09/609844	6277356
USA	Granted	4/23/1997	08/842125	6183721
Venezuela	Granted	9/6/1995	1572-95

TABLE 7

Stabilizers to Prevent Autoradiolysis of Radiolabeled Peptides and Proteins

Country	App. Date	Patent No.
US	10/13/1993	5,384,113
EPO	7/31/1992	EP 600 992B1
Austria	7/31/1992	AT 196428T
Germany	7/31/1992	DE 69231469T
Denmark	7/31/1992	DK 600 992
Spain	7/31/1992	ES 2150916T
Greece	7/31/1992	GR 3035067T
Canada	7/31/1992	CA 2113995C
Japan	7/31/1992	JP 6510539T

Jeffrey P. Riedler, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

October 29, 2009

Solazed - The patent and patent applications relating to Solazed are provided in Table 8. Patent term for this family expires between March 2024 and March 2025.

TABLE 8

Radiohalogenated Benzamide Derivatives and Their Use in Tumor Diagnosis and Tumor Therapy

Country	Status	Appl. Date	Appl. No.	Patent No.
Argentina (AR)	Pending	3/10/2005	P050100925
Bolivia (BO)	Pending	3/10/2005	SP-250047
Chile (CL)	Pending	3/10/2005	0507-2005
Germany (DE)	Pending	3/10/2004	102004011720.9
Guatemala (GT)	Pending	3/10/2005	PI-2005-0046
Malta (MT)	Pending	3/3/2005	2654
Malaysia (MY)	Pending	3/8/2005	PI20050946
Panama (PA)	Pending	3/10/2005	86260-01
Peru (PE)	Pending	3/10/2005	000276-2005
El Salvador (SV)	Pending	3/10/2005	E-3385-2005
Thailand (TH)	Pending	3/8/2005	098358
Taiwan (TW)	Pending	3/10/2005	094107360
United States (US)	Granted	3/10/2005	11/076023	7427390
United States (US)	Pending	9/10/2008	12/207774
Uruguay (UY)	Pending	3/10/2005	28801
Venezuala (VE)	Pending	3/10/2005	2005-000421

Schedule 14A

Compensation Discussion and Analysis

Factors Considered to Determine Total Direct Compensation, page 20

2.	Your Compensation Discussion and Analysis does not disclose or quantify each of the individual or corporate objectives set for use in determining your executive officers’ bonus payments. Regardless of whether incentive bonuses were paid, you should disclose the goals that were set, and the extent of achievement of each of those goals. Please provide us with draft disclosure for your next proxy statement which provides the following:

•	The performance objectives set by the compensation committee for 2009;

•	Confirmation that you will discuss the achievement of the objectives; and

•	A discussion of how the level of achievement will affect the actual bonuses to be paid.

To the extent that the objectives are quantified, the discussion in your proxy statement should also be quantified.

Jeffrey P. Riedler, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

October 29, 2009

Response

In response to the Staff’s comments, we are providing to the Staff on a supplemental basis draft narrative disclosure relating to the Company’s annual cash bonus plan to be included in the Company’s proxy statement on Schedule 14A for its 2010 annual meeting of stockholders (the “2010 Proxy Statement”). Because the actual annual cash bonus plan disclosure in the 2010 Proxy Statement will depend on (i) the financial performance of the Company and the individual performance of each of the named executive officers; (ii) the determinations made by the Compensation Committee relating to whether the financial and individual performance goals relating to the annual cash bonus were achieved and to what extent; (iii) the recommendations of the Chief Executive Officer with respect to the performance of each of the named executive officers other than himself; and (iv) the subjective judgment of the Compensation Committee as to the achievement of the financial and individual performance goals, the draft disclosure is subject to change and modification based on actual facts and circumstances. We confirm, however, that the 2010 Proxy Statement will include disclosure substantially similar to the narrative included in the draft disclosure relating to (i) the identification of the performance goals under the annual cash bonus plan; (ii) the achievement of the financial and individual performance goals by the Company and the named executive officers, as applicable; (iii) the impact of the level of achievement of the financial and individual performance goals on the amount of cash bonus to be paid to each individual named executive officer; and (iv) the quantification of the various financial and individual performance goals.

The draft narrative provides sample disclosure on an individual basis for each of the current President & Chief Executive Officer and Executive Vice President & Chief Scientific Officer. The actual narrative in the 2010 Proxy Statement will include comparable disclosure for each of the named executive officers identified as such in the 2010 Proxy Statement. We have not attempted to identify other named executive officers in the draft narrative at this time as, other than with respect to the Chief Financial Officer, the identity of those named executive officers will not be known until the Compensation Committee makes and/or finalizes, as applicable, all of the executive compensation decisions for 2009. We believe that the narrative disclosure of the President & Chief Executive Officer’s and Executive Vice President & Chief Scientific Officer’s individual goals provides the Staff with the best model of the detailed form that the draft narrative will take.

We are sending under separate cover the draft narrative requested by the Staff in this comment. We are providing these materials to the Staff on a confidential basis pursuant to Commission Rule 83 (17 C.F.R. §200.83). By separate letter, we have requested confidential treatment of such materials pursuant to the provisions of 17 C.F.R. §200.83.

Jeffrey P. Riedler, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

October 29, 2009

Summary Compensation Table, page 26

3.	Please include disclosure for the past three years in this table.

Response

In response to the Staff’s comments, the Company will include disclosure for the past three years in the Summary Compensation Table in its 2010 Proxy Statement.

* * *

Pursuant to the Staff’s request in its Comment Letter dated September 21, 2009, and in connection with the foregoing, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions with respect to the foregoing, please contact the undersigned at (617) 492-5554 or Gabor Garai, Esq. at (617) 342-4000.

Very truly yours,

MOLECULAR INSIGHT PHARMACEUTICALS, INC.

By:	/s/ Daniel L. Peters
Daniel L. Peters
President and Chief Executive Officer

CC:	Gabor Garai, Esq.
Foley & Lardner LLP
111 Huntington Avenue
Boston, MA 02199
Fax: 617-342-4001